May 7, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Irene Paik

Re:	Aytu BioScience, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed April 27, 2018

File No. 001-38247

Ladies and Gentlemen:

On behalf of Aytu BioScience, Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the Staff of the Securities and Exchange Commission in connection with the above referenced filing as set forth in the Staff’s comment letter dated May 4, 2018.

Preliminary Proxy Statement on Schedule 14A filed April 27, 2018

SEC Comment

Proposal No. 3 - Approval of an Amendment... to Effect a Reverse Stock Split, page 7

1.	Please revise your disclosure to be consistent regarding the effect of the reverse stock split on the authorized shares of common stock. For example, you state on page 10 that the reverse split will also have a corresponding decrease in the number of authorized shares of your common stock. However, the Certificate of Amendment of the Certificate of Incorporation attached as Appendix B does not amend the number of authorized shares of common stock. Please also revise your disclosure to be consistent regarding your treatment of fractional shares. For example, on page 10, it states that fractional shares will be rounded up to the next whole number. However, on page 11, you state that the board will have discretion to determine whether to arrange for the disposition of fractional interests, pay cash for the fair value of fractions of a share or provide a number of shares rounded up to the next whole number in lieu of any fractional shares. Also, to the extent the board retains discretion as to whether it will arrange for the disposition of the fractional interests, please tell us what consideration you have given to the registration requirements of the Securities Act of 1933 as to any such disposition.

Response:

The Company will file a definitive proxy statement that clarifies that implementation of the reverse stock split will not affect the number of authorized shares of common stock. Also the definitive proxy statement will include disclosure throughout that fractional shares resulting from the reverse stock split will be rounded up to the next whole share.

In addition, the paragraph on page 10 regarding the effect of the reverse stock split on the authorized shares will be revised to read as follows:

The reverse split will not affect the number of authorized shares of the Company’s common stock under the Company’s Certificate of Incorporation. Because the number of issued and outstanding shares of common stock will be reduced under the reverse split by the ratio as determined by the board, the number of authorized but unissued shares will increase (a separate proposal to be voted upon at the 2018 Annual Meeting, however, would approve an amendment to our Certificate of Incorporation to increase our authorized shares of common stock from 100,000,000 to 300,000,000. See Proposal No. 2.) The reverse split will not have an effect on the number of authorized shares of preferred stock, which would remain at 50,000,000 shares of preferred stock, par value $0.0001. While we currently have no specific understandings, arrangements or agreements with respect to any future actions that would require us to issue a material amount of the additional new shares of our common stock, in light of our potential need for additional financing in the future, our board is requesting shareholders to provide the flexibility to issue additional shares in the future if and as needed. See Proposal No. 2 above.

If you have any questions regarding the foregoing, please contact the undersigned or Marcelle S. Balcombe at (212) 930-9700.

Very truly yours,

/s/ Jeff Cahlon

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | www.srfkllp.com